                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*


                     Applied Graphics Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 037937 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


  Martin D. Krall, Esq., 450 West 33rd Street, 3rd Floor, New York, NY 10001
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                              November 12, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 037 937 10 9                                         PAGE 1 OF 4 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Applied Printing Technologies, L.P.
         52-1560199

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

       N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

       N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           4,985,000
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING            - 0 -
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    4,985,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                      - 0 -
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,985,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 2 to Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Applied Graphics Technologies, Inc. (the "Company"), 28 West 23rd Street, New York, New York 10010. Applied Printing Technologies, L.P. ("Applied Printing") hereby amends
Schedule 13D as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            On November 12, 1997, Applied Printing entered into a credit facility with BankBoston, N.A. (the "Bank") pursuant to which it pledged 1,500,000 shares of Common Stock to secure borrowings thereunder. The pledge agreement, prior to default, does not grant the Bank the power to vote or dispose of, or to direct the vote or disposition of, the pledged shares of Common Stock. Applied Printing secured the prior consent of the lead underwriter in the Company's secondary offering consummated on September 4, 1997 to such pledge, as Applied Printing had agreed not to dispose of any shares of Common Stock during the 90-day period after September 3, 1997. Pursuant to the existing Registration Rights Agreement benefiting Applied Printing, the Bank as pledgee may exercise Applied Printing's rights thereunder in the event of a continuing payment default on the loan, provided it agreed to be bound by the Registration Rights Agreement. By letter dated November 12, 1997, the Bank so agreed. Copies of the above-mentioned pledge agreement, consent letter and agreement to be bound by the Registration Rights Agreement are attached to this Amendment No. 2 as exhibits.

Item 7.     Materials to File as Exhibits.

            1. Pledge Agreement dated November 12, 1997 between Applied Printing Technologies, L.P. and BankBoston, N.A.

            2. Letter dated November 5, 1997 from Cowen & Company to Bank of New York (as transfer agent) and Applied Printing Technologies, L.P.

            3. Letter dated November 12, 1997 from BankBoston, N.A. to Applied Printing Technologies, L.P. regarding the Registration Rights Agreement, dated April 16, 1996, between Applied Printing Technologies, L.P. and the Company.

                                    Signature


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 APPLIED PRINTING TECHNOLOGIES, L.P.
November 25, 1997
                                 By:     Applied Printing Technologies, Inc.


                                         By:  /s/  Martin D. Krall
                                              -------------------------------
                                              Name:  Martin D. Krall
                                              Title: Executive Vice President
                                                     and Secretary